UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☑ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

mCloud Technologies Corp.

Full Name of Registrant

Universal mCloud Corp.

Former Name if Applicable

550-510 Burrard St.

Address of Principal Executive Office (Street and Number)

Vancouver, British Columbia V6C 3A8

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 20-F for the fiscal year ended December 31, 2022 will not be submitted by the deadline without unreasonable effort or expense, because the Registrant needs additional time to complete the Form 20-F and the audited financial statements for the year ended December 31, 2022 to be included in the Report. This unexpected delay is a result of unexpected departures of key finance employees which has interfered with the Registrant’s ability to complete pre-audit procedures associated with the audit process in a timely manner, which in turn affected the Registrant’s auditor’s from completing the audit procedure in a timely manner.

In February 2023, the Registrant’s Director of Finance, as well as key members of the finance department that reported to the Director of Finance, including the Registrant’s controller, accounts payable supervisor, intermediate accountants, and additional intermediate finance members, also resigned on short notice. This team had performed a substantial amount of the accounting duties related to the internal audit processes for the year ended December 31, 2022, and at the time of their departure the year end records had not been closed.

In order to fill the gap left by the departures, in February 2023 the Registrant retained an external finance consulting service provider to complete the work to close the Registrant’s 2022 year-end records. Although this consulting team has been able to allocate the time and resources required to close the Registrant’s year-end records, the delay caused by the personnel resources, and the time required to integrate the external consultant and sufficiently familiarize its personnel with the Registrant’s records and audit process, has significantly impacted the Registrant’s original audit completion timeline.

The Registrant is working diligently to finalize the Report and anticipates filing within the extended filing period, pursuant to Rule 12b-25.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Chantal Schutz	(+1)	866-420-1781
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

mCloud Technologies Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 1, 2023	By	/s/ Chantal Schutz
Chantal Schutz Chief Financial Officer & Executive Vice President